UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2023

Commission File Number: 000-41569

LANVIN GROUP HOLDINGS LIMITED

4F, 168 Jiujiang Road,

Carlowitz & Co, Huangpu District

Shanghai, 200001, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Share Buyback and Private Placement of Ordinary Shares

On December 1, 2023, Lanvin Group Holdings Limited (the “Company”) entered into a share buyback and subscription agreement with Meritz Securities Co., Ltd. (“Meritz”), an institutional investor, in relation to the shares of the Company (the “Meritz SBSA”) and an amended and restated relationship agreement (the “Amended and Restated Relationship Agreement”). Pursuant to these agreements (i) Meritz agreed to sell and surrender, and the Company agreed to repurchase from Meritz 4,999,999 ordinary shares of the Company (“Exchanged Shares”) and one convertible preference share of the Company for a price equal to the Realized Agreed Return (as defined below) (the “Repurchase Price”); and (ii) Meritz agreed to subscribe for, and the Company agreed to issue to Meritz (a) such number of ordinary shares of the Company (the “First Tranche Subscription Shares”) equal to the quotient of the Realized Agreed Return (“the First Tranche Subscription Price,” which is equal to the Repurchase Price) divided by the First Tranche Market Price (as defined below) and (b) such number of ordinary shares of the Company equal to the quotient of US$15,000,000 (the “Second Tranche Subscription Price,” together with the First Tranche Subscription Price, the “Total Subscription Price”) divided by the Second Tranche Market Price (as defined below) (“Second Tranche Subscription Shares”, together with the First Tranche Subscription Shares, the “Subscription Shares”). At closing, the Repurchase Price will offset in its entirety against the First Tranche Subscription Price, and Meritz will pay the Second Tranche Subscription Price to the Company.

“First Tranche Market Price” means 110% of the average closing price of the Company’s ordinary shares for five trading days immediately preceding the closing date;

“Second Tranche Market Price” means the closing price of the Company’s ordinary shares on the trading date immediately preceding the closing date;

“Realized Agreed Return” means an amount that provides Meritz with an eleven and a half per cent (11.5%) XIRR, compounding every 12 months of US$50,000,000 calculated for the period between October 20, 2022 and the closing date, less any Realized Interim Return received by Meritz;

“Realized Interim Return” means any gross proceeds that Meritz has realized from the ordinary shares of Fosun Fashion Group (Cayman) Limited (“FFG”) it purchased (the “FFG Subscription Shares”), the Exchanged Shares that were issued in exchange for the FFG Subscription Shares and the Company’s convertible preference share, including any dividends received from the FFG or the Company (e.g., annual cash distribution received from FFG or the Company) and any sale proceeds from disposal of the Exchanged Shares and shares converted from the convertible preference share by Meritz;

1.	Underwriting Fees

Meritz is entitled to underwriting fees (the “Underwriting Fees”) in the fixed amount of 4% of the Total Subscription Price per annum for each of the two twelve-month periods following the closing.

The Underwriting Fees will be paid quarterly by the Company to Meritz, with the first quarterly payment payable on the date that falls three months after the closing and the last quarterly payment payable on the second anniversary of the closing.

2.	Put Option

Meritz has a right to put all (and not only some) Subscription Shares held by Meritz to the Company or any (the “Put Option”) at a price equal to the Agreed Return (the “Put Option Price”) upon occurrence of the following events: (a) any Credit Event (as defined below) of the Company; (b) the Company’s failure to provide replacement security within 10 business days after occurrence of any credit event related to Fosun Tourism Group (“FTG”) which results in the Coverage Ratio (as defined below) falling below 150%; (c) the lapse of the Call Option 2 (as defined below); (d) the second anniversary of the closing; and (e) the third anniversary of the closing.

The Put Option will lapse if (i) Meritz fails to serve the relevant exercise notice within ninety days after the Put Option is triggered; or (ii) Meritz has not exercised the Put Option by the date that falls ninety days after the third anniversary of the closing.

“Agreed Return” means the higher of an amount that:

(a)

provides Meritz with an eleven and a half per cent (11.5%) XIRR, compounding every 12 months, of: (i) the Total Subscription Price calculated for the period between the closing date and the date of realization; or

(b)	equals to 1.115 times the sum of the Total Subscription Price,

in each case, less an amount that yields a XIRR of 11.5%, compounding every 12 months, on any Interim Return received by Meritz calculated for the period between the date such Interim Return is paid and the date when the Agreed Return is realized.

“Interim Return” means any gross proceeds that Meritz has realised from the Subscription Shares, including any dividends received from the Company, any sale proceeds from disposal of any of the Subscription Shares by Meritz and any compensation, indemnification, payment or damages received by Meritz under any of the Meritz SBSA and other transaction documents (e.g. Underwriting Fees);

“Credit Events” means, among other things, insolvency, bankruptcy, liquidation or winding up of, and Mr. Guo Guangchang ceasing to have control of FTG, FFG, Fosun International Limited (“FIL”) or the Company, delisting or suspension of trading of shares of FTG or FIL for 15 trading days, delisting or suspension of trading of shares of the Company for 5 trading days, non-payment or events of default by FTG, FFG, FIL and the Company with respect to borrowings over specified amount, and failure to pay Meritz any Underwriting Fee.

3.	Security

The Company’s obligations to pay the Put Option Price and the Company’s indemnity obligations under the Meritz SBSA are secured by a charge over certain shares of FTG held by FIL, subject to a top up adjustment with (a) subject to Meritz’s consent which will not be unreasonably withheld, additional shares of FTG, (b) subject to Meritz’s consent which will not be unreasonably withheld, the Company’s ordinary shares, and/or (c) additional cash in US$ to be charged (the “Fixed Charges”).

In the event that the Coverage Ratio (defined below) falls below 150%, upon Meritz’s notice, the Company is obligated to, among other things, provide additional security by either (i) depositing additional cash in US$ by way of cash account charge in favour of Meritz (the “Cash Top Up”); (ii)(a) subject to Meritz’s consent which will not be unreasonably withheld, procuring FIL to grant a charge over additional shares of FTG in favour of Meritz, or (b) subject to Meritz’s consent which will not be unreasonably withheld, procuring FIL to grant a charge over shares of the Company in favour of Meritz (each of (a) and (b), “Share Top Up”); (iii) subject to Meritz’s consent which will not be unreasonably withheld, making a combination of Cash Top Up and Share Top Up; in each case so that the Coverage Ratio increases to no lower than 200%; or (iv) acquiring all Subscription Shares then held by Meritz at a price equal to the Agreed Return (“Top Up Obligations”)

“Coverage Ratio” equals to (i) the aggregate sum of (a) market value of the Subscription Shares held by Meritz; (b) market value of FTG security shares (applicable only if no Credit Event in respect of FTG is subsisting); (c) the amount of cash in the charged cash accounts; and (d) market value of topped-up the Company Shares (if any), divided by (ii) the Total Subscription Price multiplied by a factor equal to the number of the Subscription Shares then held by Meritz divided by the total number of the Subscription Shares.

4.	Event of Default

“Events of Defaults” are deemed to have occurred if the Company fails to fulfil its obligations with respect to the Put Option or fails to fulfil its Top Up Obligations.

If an Event of Default occurs, Meritz has the right to enforce the Fixed Charges to recover the amount equal to the Agreed Return, and to the extent there is a shortfall between the gross proceeds that Meritz has realized from enforcement of the Fixed Charges and the Agreed Return, the Company remains liable to pay such shortfall to Meritz by acquiring all Subscription Shares then held by Meritz at a price equal to such shortfall amount or having a third party investor purchase the Subscription Shares from Meritz. Immediately after Meritz has realized the Agreed Return, Meritz will surrender any remaining Subscription Shares held by it to the Company at nil consideration.

5.	Call Option

Following the closing, the Company has the right to acquire from Meritz (i) up to 70% of the Subscription Shares then held by Meritz (“Call Option 1”) after the date on which the closing share price of the Company has been less than 50% of the Total Subscription Price divided by total number of the Subscription Shares for three consecutive trading days at a purchase price equal to the Agreed Return multiplied by a fraction, the numerator of which is the total number of the Company that is subject to Call Option 1 and the denominator of which is the total number of the Subscription Shares; and (ii) up to 50% of the Subscription Shares then held by Meritz (“Call Option 2,” together with Call Option 1, the “Call Options”) after expiry of the twelve-month period following the closing at a purchase price equal to the higher of (a) the Agreed Return; multiplied by a fraction, the numerator of which is the total number of the Company ordinary shares that are subject to Call Option 2 and the denominator of which is the total number of the Subscription Shares and (b) the market price of the Subscription Shares multiplied by the number of the Subscription Shares subject to the Call Option 2. The Company may nominate third party investors to acquire the shares from Meritz in connection with its exercise of the Call Options.

6.	Registration Rights

The offer and sale of the ordinary shares is being made in a transaction not involving a public offering and the ordinary shares have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or applicable state securities laws. Accordingly, the ordinary shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. Under the Amended and Restated Relationship Agreement, the Company agreed to file a registration statement with the Securities and Exchange Commission (the “SEC”) covering the resale of the ordinary shares to be issued to Meritz as soon as reasonably practicable and within 30 days after the closing and to use commercially reasonable efforts to have the registration statement declared effective as soon as possible thereafter but in no event later than 60 days thereafter, or 120 days thereafter in the event of a “review” by the SEC.

The closing of the share buyback as well as the private placement and sale of the ordinary shares is expected to take place within three business days after the last of the closing conditions under the Meritz SBSA is satisfied, which include, among other things, Meritz having filed the foreign direct investment report as required under the Foreign Exchange Transaction Act of Korea and obtained relevant governmental clearance.

The foregoing descriptions of the Meritz SBSA and the Amended and Restated Relationship Agreement are qualified in their entirety by reference herein to such agreements, copies or forms of which are attached as Exhibits 99.1 and 99.2 to this Report of Foreign Private Issuer on Form 6-K.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Share Buyback and Subscription Agreement

99.2	Amended and Restated Relationship Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LANVIN GROUP HOLDINGS LIMITED

By:	/s/ Yun Cheng
Name: Yun Cheng
Title: Chief Executive Officer

Date: December 1, 2023